FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated November 8, 2016

TRANSLATION
Autonomous City of Buenos Aires, November 8, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Financial Statements as of 09/30/2016

Dear Sirs:

In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Rules, we advise you that the Company's Board of Directors approved, at its meeting held on November 8, 2016, the condensed interim financial statements for the nine-month period ended September 30, 2016. Relevant information of such condensed consolidated interim financial statements of YPF S.A. follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	(29,958)
Attributable to minority interests	(196)
Total net income for the period	(30,154)

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	22,564
Attributable to minority interests	-
Total other comprehensive income for the period	22,564

3) Comprehensive income  (1) (in millions of pesos)

Attributable to shareholders of the Company	(7,394)
Attributable to minority interests	(196)
Total comprehensive income for the period	(7,590)

4) Detail of Shareholders’ equity as of 09/30/2016 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,923
Adjustment to contributions Shares in treasury Adjustment to shares in treasury Stock compensation plan Acquisition cost of treasury shares Share trading premium	6,085 10 16 23 (158) (180)
Issuance premiums	640

Total shareholders’contributions	10,359
Legal reserve	2,007
Reserve for future dividends	5
Reserve for future investments	24,904
Reserve for repurchase of own shares	490
Special reserve for initial setting IFRS	3,648
Other comprehensive income	100,679
Retained earning	(29,952)
Subtotal Shareholders’ equity	112,140
Minority interests	(148)
Total Shareholders’ equity	111,992

(1) Amounts in accordance with IFRS

Subsection o)-Shares owned by the parent group

As of September 30, 2016, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company:

Federal Government - Ministry of Energy and Mining, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: November 8, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer